Exhibit 1

CORPORATE PROFILE

STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: STATSChP), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia.

STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are headquartered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina), with offices located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan.

These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our Research and Development Centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. In 2004, it posted revenues of $769.1 million.

FORWARD-LOOKING STATEMENTS

Certain of the statements in this Annual Report, including statements regarding our financial condition and results of operations, plans (including our ability to obtain favorable raw materials prices, engage new customers and grow our revenues), business strategies, operating efficiencies and synergies, industry growth and other statements on underlying assumptions which are not statements of historical fact, are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; the impact of the Company’s merger with ChipPAC, Inc.; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; ability to develop and protect its intellectual property; exchange rate fluctuations; litigation and other risks described in “Item 3. Key Information — D. Risk Factors.”, in its annual report on Form 20-F dated 18 March 2005. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this annual report to reflect subsequent events or circumstances.

The financial information in this Annual Report are derived (unless otherwise indicated) from the consolidated financial statements of STATS ChipPAC Ltd.’s which are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and included the Company’s Form 20-F filed with the U.S. Securities Exchange Commission (the “Commission”) for that particular year. For detailed information about the Company, please refer to the Company’s Form 20-F filed with the Commission on March 18, 2005 which is included at the back of and forms a part of this Annual Report.

MILESTONES

January 2004

–	STATS launched “Green” Flip Chip Land Grid Array Package for height sensitive wireless applications

–	STATS hosted Technology Symposium on the Impact of Component Integration on Semiconductor Turnkey Outsourcing

–	ChipPAC and Intersil deployed Teradyne’s FLEX Test System

February 2004

–	ChipPAC completed customer qualification of BGA Packages for chips with 90nm silicon technology with Copper and Low-K Dielectrics from two foundries

–	STATS and ChipPAC agreed to merge creating the world’s premier Semiconductor Test and Assembly Solutions Company

March 2004

–	Analog Devices recognized STATS for Overall Supplier Excellence in 2003

–	STATS expanded its Quad Leadless Package capabilities with Dual Row Design

April 2004

–	STATS expanded Die Stacking capabilities to Exposed Pad Leadframe Packages

–	ChipPAC Korea achieved TS16949 Certification

May 2004

–	STATS introduced Design-for-Test to reduce Cost of Test and Time-to-Market

–	STATS introduced Silicon Based System-in-Package Solution

June 2004

–	STATS offered Lead-Free and “Green” Packaging Options for entire product line

–	ChipPAC Malaysia achieved TS16949 Certification

–	ChipPAC named recipient of LSI Logic Supplier of the Year Award

July 2004

–	ChipPAC announced its Package-in-Package (PiP™), a novel 3D Package Stacking Technology

–	ChipPAC’s Shanghai facility achieved TS16949 Certification

August 2004

–	STATS and ChipPAC completed merger

September 2004

–	STATS ChipPAC achieved TS16949 Certification In Singapore

October 2004

–	STATS ChipPAC reached major milestone in Wafer Level Chip Scale Package production

–	STATS ChipPAC announced successful completion of the Tender Offer and Consent Solicitation by ChipPAC International Company Limited for any and all of ChipPAC International’s 12¾% Senior Subordinated Notes

–	STATS ChipPAC announced offering of Senior Notes

November 2004

–	STATS ChipPAC announced successful completion of the Consent Solicitation by ChipPAC, Inc. to amend the indenture relating to ChipPAC’s 2.5% Convertible Subordinated Notes due 2008

–	STATS ChipPAC expanded Die Stacking Technology for high performance Leadframe Based Packages

–	STATS ChipPAC announced the pricing of a private placement of $215 Million Aggregate Principal Amount of its 6¾% Senior Notes due 2011 and notified holders of ChipPAC International’s 12¾% Senior Subordinated Notes Due 2009 of redemption

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

2004 was a year of transformation for STATS ChipPAC. The merger with ChipPAC was completed in August which gave us the size, scale and capabilities needed to become an industry leader.

STATS ChipPAC is now the third largest in the industry in terms of packaging and test revenue and second largest in terms of test-only revenue. As of December 2004, we have over 11,500 employees serving our customers at our factories in Singapore, South Korea, China, Malaysia and Taiwan and across the world in our sales and support offices. Most of the major semiconductor companies are now our customers and benefits derived from the merger are helping to open doors at companies that are not currently customers.

We have preliminary indications that the four primary objectives we had in pursuing the merger with ChipPAC are being realized. These objectives were:

Increase our size and scale

As our industry becomes more competitive, it has become increasingly difficult for smaller companies to compete effectively. To be successful, companies must be large enough to serve the major companies that are the driving force behind outsourcing and to have the purchasing power to obtain the favorable raw material prices necessary to achieve acceptable levels of profitability. We are already beginning to directly benefit from changes realized in this area.

Net Revenue Growth

Year 2000	US$	331.3m
Year 2001	US$	145.9m
Year 2002	US$	225.7m
Year 2003	US$	380.7m
Year 2004	US$	769.1m

Improve our strategic positioning

The market is demanding that our industry provide full turnkey services. We need to provide assembly and test solutions and they need to be available across all the business segments and geographies that our customers serve. The merger added significant new capabilities to the company and significantly expanded our geographic presence. As a result of the merger we now offer our customers a world-class assembly and testing portfolio and are able to provide these services to them in the major wafer foundry hubs of the world critical to their businesses.

Achieve synergies through complementary businesses

Although we could have gained size, scale and better strategic positioning from other business combinations, ChipPAC provided the most compelling complementary fit with our existing business. ChipPAC’s assembly business was strong relative to STATS. We had no overlapping manufacturing sites and almost no overlapping customers. Because of this, we envisage significant cross-selling opportunities that will help to grow revenue in the future as we expand our relationships with existing customers and add new customers. We have also experienced a much easier integration process since there was so little overlap. There have been no interruptions in service, allowing our plants to focus on maintaining a high level of service rather than going through a disruptive selection process. Finally, we were quickly able to realign our R&D activities and eliminate duplication of effort in this area.

2004 Net Revenue
by Geography

Asia 18.2%
Europe 4.6%
US 77.2%

2004 Net Revenue
by Customer Type

IDM 51.7%
Fabless 32.9%
Foundries 15.4%

2004 Net Revenue
by End Markets

Communications 60.1%
Personal Computers 22.8%
Consumer 17.1%

LETTER TO SHAREHOLDERS

Become more financially resilient

STATS had a strong balance sheet prior to the merger and has been growing rapidly over the past few years. However, STATS ChipPAC is a much more diversified company in terms of available technologies, manufacturing capabilities, plant locations and customers and end markets served. We have a broader asset base that allows us greater flexibility to offer our services, while decreasing the need for capital expenditures. We are now in a good financial position to support our customers in changing market conditions. This has become increasingly important as outsourcing continues to grow and customers want to know that their suppliers will be available to support their needs today and in future years.

2004 highlights

Despite a slower than anticipated recovery within the electronics industry in 2004, underscored by chip oversupply conditions, we still managed to achieve record revenues. As a combined company, if the merger had been in existence for the entire year instead of since just August, we would have achieved approximately $1.1 billion of revenue on a pro forma basis.

For the year in review, we attained full year revenue of $769.1 million, up 102% as compared to the $380.7 million we recorded for the full year 2003. On a US GAAP basis, we posted a net loss of $467.7 million or $3.27 per diluted ADS compared to a net loss of $1.7 million or $0.02 per diluted ADS for 2003. This loss takes into account a non-cash charge of $453 million for goodwill impairment, $6 million of purchase price adjusted tax expense and $31.8 million in special items and cost associated with the merger of STATS and ChipPAC. Without goodwill impairment and the merger related expenses, we would have been profitable for FY2004 and for every quarter in 2004.

We strengthened our balance sheet during the year by refinancing existing ChipPAC high-yield debt with significantly lower cost debt (an interest rate drop from 12.75% to 6.75%). This $215 million bond deal garnered us the “Asian High Yield Deal of the Year” award from a leading investor trade journal.

During the year, we also grew our stacked die volume by 159%, thus further strengthening our leadership position in this area. We are currently the leading supplier of 3D packaging and maintain the capability to build complex stacked die packages including six-stacked and seven-stacked dies. We are now working with various customers on projects that require the technological competencies of next generation stacked packages. These include our proprietary Package in Package (PIP), a unique true 3D packaging solution with a footprint and features catered to the next generation mobile electronics and communications. In addition, we continued to expand our leadership in test R&D with our work on our innovative strip test process that allows us to test more devices at once, which reduces the cost of test for our customers.

Our efforts in research and development also can be seen through our expanding patent portfolio. As of January 31, 2005, we held a total of approximately 300 patents comprising patents issued and pending patent applications. We have approximately 71 patents granted and allowed by the US Patent and Trademark office and approximately 55 patents registered or allowed in Singapore, Korea or other countries. We will continue to expand our IP portfolio in the future.

Based on recent industry reports, the global chip oversupply seen in 2004 is correcting. The impact is still evident in some areas of our business, however, especially low end analog parts and chips that go into lower-end cell phones with supply chains still working to assimilate these excess inventories. With that said, we continue to be optimistic about our prospects going forward. This is because the merger has resulted in a stronger and more resilient business entity, whose combined resources are supported by a strong financial position, a leadership position in test and advanced packages, as well as extensive geographical reach to areas of high growth.

Indeed, we expect the year ahead to be a year of continued growth. In leveraging the strengths of the merged STATS ChipPAC entity going forward, we have set ourselves aggressive goals to enhance and cement our leadership position with especial regard to capabilities, customer base and operating efficiencies. Apart from financial considerations, we are putting in place initiatives that will further enhance

LETTER TO SHAREHOLDERS

our technology and business leadership in 3D packaging, improve our cost management and instill a service mindset that will insure we stay competitive and highly relevant.

Finally, on behalf of the board of directors, we would like to extend our sincere gratitude and appreciation to our shareholders, customers and business associates for their continued support over the year.

We thank Koh Beng Seng, Dennis McKenna, William Meder, Teng Cheong Kwee and Quek Swee Kuan for their invaluable contribution during their tenure as Board members. We also want to thank our staff for their commitment to serving our customers to their highest standard, which is the true measure of the success of our company.

/s/ Charles Richard Wofford CHARLES RICHARD WOFFORD Chairman	/s/ Tan Lay Koon TAN LAY KOON Director, President & Chief Executive Officer

11 April 2005

FINANCIAL HIGHLIGHTS

	Year ended December 31
Profit and Loss	2000	2001	2002	2003	2004
in thousands of US$, except per ordinary share and per ADS data
Net revenues	331,271	145,866	255,738	380,691	769,121
Gross profit (loss)	99,327	(71,923)	(22,205)	52,677	125,581
Operating income (loss)	43,467	(151,129)	(93,732)	533	(429,557)
Net income (loss)	54,359	(134,019)	(89,319)	(1,716)	(467,723)
Diluted net income (loss) per ordinary share	0.06	(0.14)	(0.09)	(0.00)	(0.33)
Diluted net income (loss) per ADS	0.56	(1.36)	(0.90)	(0.02)	(3.27)

	As of December 31
Balance Sheet	2000	2001	2002	2003	2004
in thousands of US$
Cash and cash equivalents and marketable securities	173,639	139,015	237,504	347,620	247,690
Total assets	711,758	576,578	721,968	993,852	2,271,702
Total debt	44,398	38,343	252,036	371,738	834,814
Shareholders’ equity	585,197	452,795	366,512	475,956	1,159,350
Debt to equity ratio	0.08	0.08	0.69	0.78	0.72

FINANCIAL HIGHLIGHTS

Quarterly Revenues

Q1’03	US$	75.5m
Q2’03	US$	87.6m
Q3’03	US$	97.9m
Q4’03	US$	119.6m

Q1’04	US$	132.3m
Q2’04	US$	139.0m
Q3’04	US$	232.0m
Q4’04	US$	265.8m

Financial Strenght

As of December 31,
1998 Equity	US$	108,038k
1998 Debt	US$	104,282k
1998 Cash and cash equivalents and marketable securities	US$	12,692k

2004 Equity	US$	1,159,350k
2004 Debt	US$	834,814k
2004 Cash and cash equivalents and marketable securities	US$	247,690k

Quarterly Net Profits

Q1’03	US$	9.6m
Q2’03	US$	0.7m
Q3’03	US$	0.8m
Q4’03	US$	7.8m
Q1’04	US$	4.1m
Q2’04	US$	4.7m
Q3’04	US$	7.4m	)
Q4’04	US$	469.0m	)

Debt to Equity Ratio

As of December,
Year 2000	0.08
Year 2001	0.08
Year 2002	0.69
Year 2003	0.78
Year 2004	0.72

Board of Directors

Charles Richard Wofford
Chairman,
STATS ChipPAC Ltd.

Lim Ming Seong
Deputy Chairman,
STATS ChipPAC Ltd.
Chairman,
CSE Global Limited

Tan Lay Koon
President &
Chief Executive Officer,
STATS ChipPAC Ltd.

Peter Seah Lim Huat
Member, Temasek Advisory
Panel, Temasek Holdings
(Private) Limited

Tay Siew Choon
Deputy Chairman,
Green Dot Capital Pte Ltd

Steven Hugh Hamblin
Consultant

Richard John Agnich
Chairman,
Agnich Partners Ltd

Dr. Robert W. Conn
Managing Director,
Enterprise Partners
Venture Capital

Rockford Douglas Norby
Senior Vice President and
Chief Financial Officer,
Tessera Technologies, Inc.

Dr. Park Chong Sup
Chairman and CEO,
Maxtor Corporation

Senior Management
Tan Lay Koon
President &
Chief Executive Officer

Wan Choong Hoe
Chief Operating Officer

Michael G. Potter
Chief Financial Officer

Dr. Han Byung Joon
Chief Technology Officer

Jeffrey R. Osmun
Corporate Vice President,
WW Sales & Marketing

Ng Tiong Gee
Chief Information Officer

Scott J. Jewler
Chief Strategy Officer

Dennis W. Daniels
Corporate Vice President,
Human Resources

Registered Office

STATS ChipPAC Ltd.
5 Yishun Street 23
Singapore 768442
Tel: 65-6824-7888
Fax:65-6822-7822

Corporate Headquarters

STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
Tel: 65-6824-7777
Fax: 65-6824-7822

Shareholder Services for Ordinary Shares

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel: 65-6227-6660
Fax:65-6225-1452

Shareholder Services for American Depositary Shares (ADSs)

Citibank, N.A.
Depositary Receipt Services
111 Wall Street, New York,
NY 10043
Tel: 1-212-657-7464
Fax:1-212-657-5398

Stock Listings

The Company’s ordinary shares are traded on the Singapore Exchange Securities Trading Limited under the symbol “STATSChP”. Its American Depositary Shares are traded on the Nasdaq National Market under the symbol “STTS”.

Auditors

PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424

Corporate and Investor Information

Financial analysts, stockholders, interested investors and the financial media requesting additional information about the Company should contact:

Investor Relations Department
10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
Tel: 65-6824-7705 (Singapore),
1-408-586-0608 (USA)

Or

The Ruth Group
141 Fifth Avenue, 5th Floor
New York, New York 10010
Tel: 1-646-536-7006
dpasquale@theruthgroup.com

Web Page

www.statschippac.com